Exhibit 14

Code of

Conduct

Living by our Core Values

Our Core Values

Integrity

•	We live by our Core Values.

•	We communicate in an open, honest and straightforward manner.

•	We conduct business ethically and lawfully.

Respect

•	We treat people fairly and respectfully.

•	We recognize the importance of family in the lives of our employees.

•	We value and benefit from individual and cultural differences.

•	We foster individual expression, open dialogue and a sense of belonging.

Opportunity

•	We believe the continuous growth and development of our employees is key to our success.

•	We encourage teamwork.

•	We recognize employees for their contributions to the company’s success.

Responsibility

•	We take pride in our work, in our products, and in satisfying our customers.

•	We act responsibly in the communities and environments in which we live and work.

•	We are accountable for the careful use of all resources entrusted to us and for providing appropriate returns to our shareholders.

INTRODUCTION

We aspire to conduct ourselves in an ethical, legal and socially responsible manner befitting a world-class company.

For many years, we have developed and adhered to policies that govern our ethical business conduct. We are now pleased to issue this “Code of Conduct…Living by Our Core Values”, which updates the Code we issued most recently in 1993 and defines for the first time the Social Responsibilities to which we will hold ourselves accountable.

Our customers and members of our communities expect us to uphold high standards of responsible and ethical behavior. We believe that adhering to our Core Values and our expanded Code of Conduct will strengthen the quality of the Chiquita brand, provide greater value to our customers and consumers, reinforce the pride and loyalty of our employees, and generate greater profits for our shareholders.

This Code of Conduct identifies the broad standards of integrity and business conduct that all company employees must follow. It requires our behavior to be ethical, legal, socially responsible, and in accordance with company policy. This Code does not address every possible ethical dilemma, and it does not set forth every policy and law that applies to Chiquita’s businesses. It serves as a guide and a resource, but it is not a substitute for good judgment or for the need to get personal assistance when required.

We will periodically update this Code of Conduct as needed.

Application to Owned Operations and Suppliers

We will abide by this Code of Conduct in all of our owned operations worldwide.

Chiquita believes in doing business with suppliers and other business partners who demonstrate high standards of ethical business conduct. Our ultimate goal is to direct all of our business to suppliers that demonstrate their compliance with the Social Responsibilities included in our Code of Conduct, and that operate in an ethical and lawful manner.

We will provide a copy of this “Code of Conduct…Living by Our Core Values” to our suppliers and joint venture partners, and we will ask them to adhere to the standards of conduct we demonstrate in our owned operations. Further, we will establish a program to work with our principal suppliers and joint venture partners to assess their current Social Responsibility performance and to establish plans to meet these standards within a reasonable period of time. We recognize that the length of time required for compliance will vary according to the nature of their businesses as well as the relative economic and social development and the cultural norms of the locations where they operate.

This Code of Conduct in many respects goes beyond the requirements of law and industry practice. It is not intended to create legal rights or obligations that do not otherwise exist. Where existing collective bargaining agreements, work rules and other contracts conflict with the Code, we will seek modifications over time to make them consistent with this Code of Conduct.

OUR SHARED OBLIGATIONS

As Employees, We Share Common Responsibilities to:

•	maintain a respectful, safe and ethical work environment;

•	ensure that our actions reflect Chiquita’s Core Values and the standards of business conduct contained in this Code;

•	know and fully abide by all laws and company policies that govern our individual activities;

•	know that we can not use any contractor, agent, or other third party to do anything on behalf of Chiquita that would violate this Code of Conduct or any law;

•	seek guidance as needed to resolve our questions about company standards and appropriate behavior (see the Helpful Resources listed on pages 20 and 21 of this booklet);

•	report immediately to an appropriate manager any knowledge we may have of illegal or unethical behavior in the company; and

•	suggest to managers opportunities to improve any and all aspects of the company’s performance, including fulfillment of the commitments we have undertaken in this Code.

As Managers, We Also Have Responsibilities to:

•	serve as models of ethical behavior;

•	encourage discussion of the ethical and legal implications of business activities;

•	make fair decisions;

•	create and sustain a work environment that upholds Chiquita’s reputation as a good corporate citizen;

•	ensure that each employee we supervise receives appropriate education and training in this Code of Conduct and any additional information they need to know in order to do their jobs;

•	provide coaching and guidance to ensure our employees understand and can successfully implement the business practices, company policies and legal requirements outlined in this Code;

•	encourage employees to seek guidance when they are unsure of proper business practices;

•	assist employees in properly resolving any questions or concerns they may have;

•	encourage employees to report any misconduct (to the appropriate departments listed on pages 20 and 21 of this booklet) and assure them that no retaliation for their good-faith reporting will be tolerated;

•	assist in any investigations of misconduct; and

•	when violations of this Code are substantiated, reinforce our commitment to our Core Values and the law by promptly taking corrective and appropriate disciplinary action, which may include dismissal from employment.

By consistently fulfilling these shared obligations, we demonstrate that we are indeed living by our Core Values.

ETHICAL BEHAVIOR

Chiquita is committed to behave at all times in an ethical manner.

Ethical dilemmas arise in many business situations, whenever different legitimate values conflict, such as:

•	when a desire to communicate in an honest, open and straightforward manner conflicts with the need to protect proprietary information;

•	when respect for cultural norms in one location conflicts with established social expectations in another;

•	when economic efficiency and the need to provide a fair return to shareholders conflict with the potentially harmful community impact of workforce reductions; or

•	when production or distribution processes involve the use of materials that could be hazardous to the environment.

As employees, each of us is accountable for adhering to the company’s Core Values in the conduct of our work. When different elements of our values conflict in a given situation, our obligation is to balance them in a fair, respectful and responsible manner.

This Code of Conduct includes many practical guidelines for doing the right thing. But no simple set of rules will address every conceivable situation. Good solutions require thoughtful evaluation and sound judgment, and often there is no single right answer.

Whenever you have doubt about whether an action is appropriate, you should ask yourself the following questions, which can serve as a helpful guide.

•	Would my action be legal?

Your answer must be “Yes.” Breaking the law, any law, is never the right course of action – even if the stakes are high, it seems no one would get hurt, or you believe no one would find out. There are no exceptions and no excuses. If you are not sure, ask. Ignorance is no protection. Get the facts so that you know you are on solid legal ground. Legal compliance is a great start. But our actions should also be right and fair, not just legally defensible.

•	Is my action the “right thing to do”?

Consistently doing the right thing earns us the continuing trust of others. Our reputation for dealing fairly is critical for us to prosper in the global markets in which we compete. Consider not only what you are doing but also how you are doing it. Are you being honest, fair and respectful? Are you playing by the rules? Would this behavior protect Chiquita’s reputation as an ethical company?

•	Would I undertake this action if I knew it would be reported in the local or global media?

Because of our market leadership and the strength of our brand, our actions often attract scrutiny, from the media, from regulators, from customers and consumer groups. Accurate reports of our behavior should describe the actions of an honest, respectful, responsible corporate citizen. Would your action stand up to such scrutiny?

•	Would I feel comfortable explaining my decision or action to my children or my family, and to the senior management of Chiquita?

Each of us wants to be proud of the work we do and the lives we lead. We want to be respected as important contributors to our communities. We should avoid any decision or action that we don’t feel we could discuss openly and honestly with others. How would you explain your decision or action? If you couldn’t explain it without getting angry, defensive or evasive, you probably need to make a different decision or take another action.

These questions are designed to help you make ethical choices. This Code of Conduct can give you additional practical guidance, and the resources listed on pages 20 and 21 of this booklet can help you when you remain in doubt about the right thing to do.

PUBLIC INFORMATION

This Code of Conduct and any public reports we issue regarding our progress toward fulfilling our Social Responsibilities will be available from the Corporate Responsibility Officer, Chiquita Brands International, 250 East Fifth Street, Cincinnati, Ohio 45202 and at www.chiquita.com.

Media and other third-party inquiries should be directed to the Corporate Affairs Department at the above address or by telephone at U.S.: +513-784-8400.

INTRODUCTION TO SOCIAL RESPONSIBILITES

This Code of Conduct defines for the first time the Social Responsibilities to which we will hold ourselves accountable. Each of our business units will be required to fully comply with these standards, but we recognize that their efforts to do so will take time. We will publicly report on our progress as we achieve and verify our compliance with these responsibilities.

In our development of this document, we carefully evaluated a variety of third-party codes related to employee rights and social accountability. We have chosen to incorporate into our Code, as fully as possible, the requirements of Social Accountability 8000 (SA8000), a standard developed by the Council on Economic Priorities Accreditation Agency (CEPAA). We believe that SA8000, together with its guidance material and accreditation process, is currently the most credible and verifiable social accountability standard.

SA8000 is based on accepted norms of the United Nations and the International Labor Organization and is verified according to an accreditation system based on the standards of the International Organization for Standardization (ISO). CEPAA developed SA8000 and its accreditation process in collaboration with a wide range of labor, consumer, business, government, and non-governmental organizations, and its work is overseen by a diverse international Advisory Board. The mission of CEPAA is to enable organizations to be socially accountable by:

•	Convening key stakeholders to develop voluntary standards;

•	Accrediting qualified organizations to verify compliance; and

•	Promoting understanding and encouraging implementation of such standards worldwide.

SA8000 was originally developed for manufacturing operations, however, and we believe that several elements of the standard are not appropriate for our shipping and seasonal non-banana agriculture businesses. Therefore, Chiquita has adopted a Code that is slightly modified from the current SA8000 standard. The modifications are listed below and are included in italics within our Code, for ease of reference.

•	Section 1.5 and Definition 12 have been added to address the employment of a farmer’s own children in seasonal activities on small family farms;

•	Section 4.1 is expanded to affirm the right of all personnel to form and join trade unions and any other organizations of their choice, as stated in ILO Convention 87;

•	Section 5.1 is expanded to include veteran status and age among the other non-discrimination protections; and

•	Section 7.3 is added to address the working hours required in the company’s non-banana fresh fruit and vegetable businesses as well as its shipping fleet, which require greater flexibility to address seasonal harvest needs, limited rural labor availability, the interests of seasonal workers, and customary ship crewing arrangements.

In the application of our Code of Conduct, we are committed to:

•	hold our business units accountable for coming into full compliance with the Code;

•	obtain credible, independent verification of compliance with our labor and environmental standards;

•	report on the progress of our efforts; and

•	support and participate in the ongoing development and broad application of appropriate and verifiable third-party standards, particularly with respect to agriculture.

We are also pleased to participate:

•	in efforts to coordinate the requirements of SA8000 and other similar codes; and

•	in the process CEPAA is undertaking to develop an appropriate Agriculture Supplement to the SA8000 Guidance Document, which would address workplace issues specific to agriculture.

Should appropriate modifications be made to the SA8000 standard, we would look forward to adopting a future version as our standard for the company as a whole. In the meantime, individual business units for which it is appropriate will adopt the full SA8000 standard in its current text.

CHIQUITA SOCIAL ACCOUNTABILITY STANDARD

I. Purpose and Scope

This standard specifies requirements for social accountability to enable a company to:

•	develop, maintain, and enforce policies and procedures in order to manage those issues which it can control or influence;

•	demonstrate to interested parties that policies, procedures and practices are in conformity with the requirements of this standard.

The requirements of this standard shall apply universally with regard to geographic location, industry sector and company size.

II. Normative Elements and Their Interpretation

The company shall comply with national and other applicable law, other requirements to which the company subscribes, and this standard. When national and other applicable law, other requirements to which the company subscribes, and this standard address the same issue, that provision which is most stringent applies.

The company shall also respect the principles of the following international instruments:

•	ILO Conventions 29 and 105 (Forced & Bonded Labour)

•	ILO Convention 87 (Freedom of Association)

•	ILO Convention 98 (Right to Collective Bargaining)

•	ILO Conventions 100 and 111 (Equal remuneration for male and female workers for work of equal value; Discrimination)

•	ILO Convention 135 (Workers’ Representatives Convention)

•	ILO Convention 138 & Recommendation 146 (Minimum Age and Recommendation)

•	ILO Convention 155 & Recommendation 164 (Occupational Safety & Health)

•	ILO Convention 159 (Vocational Rehabilitation & Employment/Disabled Persons)

•	ILO Convention 177 (Home Work)

•	Universal Declaration of Human Rights

•	The United Nations Convention on the Rights of the Child

III. Definitions

1.	Definition of company: the entirety of any organization or business entity responsible for implementing the requirements of this standard, including all personnel (i.e., directors, executives, management, supervisors, and non-management staff, whether directly employed, contracted or otherwise representing the company).

2.	Definition of supplier: a business entity which provides the company with goods and/or services integral to, and utilized in/for, the production of the company’s goods and/or services.

3.	Definition of subcontractor: a business entity in the supply chain which, directly or indirectly, provides the supplier with goods and/or services integral to, and utilized in/for, the production of the supplier’s and/or company’s goods and/or services.

4.	Definition of remedial action: action taken to remedy a non-conformance.

5.	Definition of corrective action: action taken to prevent the recurrence of a non-conformance.

6.	Definition of interested party: individual or group concerned with or affected by the social performance of the company.

7.	Definition of child: any person less than 15 years of age, unless local minimum age law stipulates a higher age for work or mandatory schooling, in which case the higher age would apply. If, however, local minimum age law is set at 14 years of age in accordance with developing-country exceptions under ILO Convention 138, the lower age will apply.

8.	Definition of young worker: any worker over the age of a child as defined above and under the age of 18.

9.	Definition of child labour: any work by a child younger than the age(s) specified in the above definition of a child, except as provided for by ILO Recommendation 146.

10.	Definition of forced labour: all work or service that is extracted from any person under the menace of any penalty for which said person has not offered him/herself voluntarily.

11.	Definition of remediation of children: all necessary support and actions to ensure the safety, health, education, and development of children who have been subjected to child labour, as defined above, and are dismissed.

12.	Definition of family farm: family or small-scale holdings not regularly employing hired workers in the provision of goods and/or services to the company.

IV. Social Accountability Requirements

1. Child Labour

Criteria:

1.1 The company shall not engage in or support the use of child labour as defined above.

1.2 The company shall establish, document, maintain, and effectively communicate to personnel and other interested parties policies and procedures for remediation of children found to be working in situations which fit the definition of child labour above, and shall provide adequate support to enable such children to attend and remain in school until no longer a child as defined above.

1.3 The company shall establish, document, maintain and effectively communicate to personnel and other interested parties policies and procedures for promotion of education for children covered under ILO Recommendation 146 and young workers who are subject to local compulsory education laws or are attending school, including means to ensure that no such child or young worker is employed during school hours and that combined hours of daily transportation (to and from work and school), school, and work time does not exceed 10 hours a day.

1.4 The company shall not expose children or young workers to situations in or outside of the workplace that are hazardous, unsafe or unhealthy.

1.5 The provisions of this section do not apply to family farm suppliers in the company’s seasonal, non-banana businesses.

2. Forced Labour

Criterion:

2.1 The company shall not engage in or support the use of forced labour, nor shall personnel be required to lodge “deposits” or identity papers upon commencing employment with the company.

3. Health and Safety

Criteria:

3.1 The company, bearing in mind the prevailing knowledge of the industry and of any specific hazards, shall provide a safe and healthy working environment and shall take adequate steps to prevent accidents and injury to health arising out of, associated with or occurring in the course of work, by minimizing, so far as is reasonably practicable, the causes of hazards inherent in the working environment.

3.2 The company shall appoint a senior management representative responsible for the health and safety of all personnel, and accountable for the implementation of the Health and Safety elements of this standard.

3.3 The company shall ensure that all personnel receive regular and recorded health and safety training, and that such training is repeated for new and reassigned personnel.

3.4 The company shall establish systems to detect, avoid or respond to potential threats to the health and safety of all personnel.

3.5 The company shall provide, for use by all personnel, clean bathrooms, access to potable water, and, if appropriate, sanitary facilities for food storage.

3.6 The company shall ensure that, if provided for personnel, dormitory facilities are clean, safe and meet the basic needs of the personnel.

4. Freedom of Association & Right to Collective Bargaining

Criteria:

4.1 The company shall respect the right of all personnel to form and join trade unions and other organizations of their choice and to bargain collectively.

4.2 The company shall, in those situations in which the right to freedom of association and collective bargaining are restricted under law, facilitate parallel means of independent and free association and bargaining for all such personnel.

4.3 The company shall ensure that representatives of such personnel are not the subject of discrimination and that such representatives have access to their members in the workplace.

5. Discrimination

Criteria:

5.1 The company shall not engage in or support discrimination in hiring, compensation, access to training, promotion, termination or retirement based on race, caste, national origin, religion, disability, gender, sexual orientation, union membership, political affiliation, veteran status, or the age of older employees.

5.2 The company shall not interfere with the exercise of the rights of personnel to observe tenets or practices, or to meet needs relating to race, caste, national origin, religion, disability, gender, sexual orientation, union membership, or political affiliation.

5.3 The company shall not allow behaviour, including gestures, language and physical contact, that is sexually coercive, threatening, abusive or exploitative.

6. Disciplinary Practices

Criterion:

6.1 The company shall not engage in or support the use of corporal punishment, mental or physical coercion, and verbal abuse.

7. Working Hours

Criteria:

7.1 The company shall comply with applicable laws and industry standards on working hours; in any event, except as described in section 7.3 below, personnel shall not, on a regular basis, be required to work in excess of 48 hours per week and shall be provided with at least one day off for every seven day period.

7.2 Except as described in section 7.3 below, the company shall ensure that overtime work (more than 48 hours per week) does not exceed 12 hours per employee per week, is not demanded other than in exceptional and short-term business circumstances, and is always remunerated at a premium rate.

7.3 In the company’s seasonal, non-banana operations that handle or process perishable food products as well as in its ocean shipping operations, the company shall comply with applicable laws and industry standards on working hours, shall ensure that overtime work is knowingly and voluntarily undertaken as a condition of employment, and shall compensate overtime at a premium rate.

8. Compensation

Criteria:

8.1 The company shall ensure that wages paid for a standard working week shall meet at least legal or industry minimum standards and shall always be sufficient to meet basic needs of personnel and to provide some discretionary income.

8.2 The company shall ensure that deductions from wages are not made for disciplinary purposes, and shall ensure that wage and benefits composition are detailed clearly and regularly for workers. The company shall also ensure that wages and benefits are rendered in full compliance with all applicable laws and that compensation is rendered either in cash or check form, in a manner convenient to workers.

8.3 The company shall ensure that labour-only contracting arrangements and false apprenticeship schemes are not undertaken in an effort to avoid fulfilling its obligations to personnel under applicable laws pertaining to labour and social security legislation and regulations.

9. Management Systems

Criteria:

Policy

9.1 Top management shall define the company’s policy for social accountability and labour conditions to ensure that it:

•	includes a commitment to conform to all requirements of this standard;

•	includes a commitment to comply with national and other applicable law, other requirements to which the company subscribes and to respect the international instruments and their interpretation (as listed in Section II);

•	includes a commitment to continual improvement;

•	is effectively documented, implemented, maintained, communicated and accessible in a comprehensible form to all personnel, including directors, executives, management, supervisors, and staff, whether directly employed, contracted or otherwise representing the company; and

•	is publicly available.

Management Review

9.2 Top management shall periodically review the adequacy, suitability, and continuing effectiveness of the company’s policy, procedures and performance results vis a vis the requirements of this standard and other requirements to which the company subscribes. System amendments and improvements shall be implemented where appropriate.

Company Representatives

9.3 The company shall appoint a senior management representative who, irrespective of other responsibilities, shall ensure that the requirements of this standard are met.

9.4 The company shall provide for non-management personnel to choose a representative from their own group to facilitate communication with senior management on matters related to this standard.

Planning and Implementation

9.5 The company shall ensure that the requirements of this standard are understood and implemented at all levels of the organization. Methods shall include, but are not limited to:

•	clear definition of roles, responsibilities, and authority;

•	training of new and/or temporary employees upon hiring;

•	periodic training and awareness programs for existing employees; and

•	continuous monitoring of activities and results to demonstrate the effectiveness of systems implemented to meet the company’s policy and the requirements of this standard.

Control of Suppliers

9.6 The company shall establish and maintain appropriate procedures to evaluate and select suppliers based on their ability to meet the requirements of this standard.

9.7 The company shall maintain appropriate records of suppliers’ commitments to social accountability including, but not limited to, the suppliers’ written commitments to:

•	conform to all requirements of this standard (including this clause);

•	participate in the company’s monitoring activities as requested;

•	promptly remediate any non-conformance identified against the requirements of this standard; and

•	promptly and completely inform the company of any and all relevant business relationship(s) with other supplier(s) and subcontractor(s).

9.8 The company shall maintain reasonable evidence that the requirements of this standard are being met by suppliers and subcontractors.

Addressing Concerns and Taking Corrective Action

9.9 The company shall investigate, address, and respond to the concerns of employees and other interested parties with regard to conformance/non-conformance with the company’s policy and/or the requirements of this standard; the company shall refrain from disciplining, dismissing or otherwise discriminating against any employee for providing information concerning observance of the standard.

9.10 The company shall implement remedial and corrective action and allocate adequate resources appropriate to the nature and severity of any non-conformance identified against the company’s policy and/or the requirements of the standard.

Outside Communication

9.11 The company shall establish and maintain procedures to communicate regularly to all interested parties data and other information regarding performance against the requirements of this document, including, but not limited to, the results of management reviews and monitoring activities.

Access for Verification

9.12 Where required by contract, the company shall provide reasonable information and access to interested parties seeking to verify conformance to the requirements of this standard; where further required by contract, similar information and access shall also be afforded by the company’s suppliers and subcontractors through the incorporation of such a requirement in the company’s purchasing contracts.

Records

9.13 The company shall maintain appropriate records to demonstrate conformance to the requirements of this standard.

ADDITIONAL SOCIAL RESPONSIBILITIES

Food Safety and Quality

The safety and quality of Chiquita’s food products are critical to maintaining the trust of consumers, the reputation of our brands, the pride of our employees, and the respect of our communities.

We are committed to providing safe and healthy fresh and prepared food products that meet high quality standards.

We will comply with all relevant food and product safety laws in the countries where we operate, and we will strive to exceed these by following internationally recognized standards where they exist.

We will require each of our business units that produces or markets food products to apply strict and effective food safety procedures.

We will expect our suppliers to assure the safety and performance of the products and services they provide to us.

Environmental Protection

We will comply with all relevant environmental laws, rules and regulations in every jurisdiction where we operate, and we will strive to exceed these by following internationally accepted standards where they exist.

We are committed to protecting natural ecosystems, including water, soil and air, by implementing sound and safe operating practices. We will continuously seek to:

•	balance operating goals with environmental protection goals;

•	ensure our employees are trained well and work safely;

•	maximize efficient use of natural resources;

•	reduce, reuse and recycle;

•	support environmental education; and

•	improve environmental management.

We will incorporate environmental considerations, such as toxicity, handling, costs of storage and disposal, and recycling opportunities, into our purchase decisions for materials and supplies.

We will require each business unit and its direct suppliers to have an environmental management system in place to properly identify and manage environmental priorities and health and safety issues.

Community Involvement

We are proud of our long-standing commitment to improve the quality of life in the communities in which we live and work, through our participation in community projects and philanthropic programs.

We will respect cultural differences and be responsible corporate citizens of the communities in which we operate.

We encourage our employees to become actively involved in community, volunteer, and charitable activities, especially those that further our employees’ professional growth and development.

Due Diligence for Potential Acquisitions and Supply Agreements

As part of our normal due diligence process, we will conduct Corporate Responsibility assessments prior to the completion of acquisitions. We will also establish a program to conduct such assessments, over a reasonable period of time, with the company’s principal suppliers and joint venture partners. These Corporate Responsibility assessments will include not only inquiry of management personnel but also inquiry of workers and, in the case of potential acquisitions, review of company records, to verify the representations of management.

The Corporate Responsibility assessments will vary in scope depending upon the nature of the acquisition candidate, supplier or joint venture partner. However, assessments will be based on the Social Responsibilities included in this Code of Conduct.

We will inform acquisition candidates, suppliers and joint venture partners of the results of such assessments and will act on our findings in an appropriate manner.

Workforce Reduction

In the event that we must significantly reduce the size of our workforce or close a facility, we will:

•	fully comply with applicable laws and our contractual commitments;

•	provide employees with reasonable advance notice or, in lieu of advance notice, reasonable financial compensation; and

•	work with communities and local governments to minimize the adverse economic and social impact of our actions.

Employee Privacy

Chiquita strives to maintain a fair balance between the right to privacy of employees and their responsibilities toward the company and other employees.

Confidential employee information such as personnel files and medical records will only be accessed for authorized and legitimate business purposes, and will not be disclosed to anyone outside the company without the employee’s consent, except as required by law or in cooperation with a government investigation. Employees have the right to review their own employee information and to have any factual inaccuracies corrected.

The company does not monitor employee communications or computer use or search employee workspaces, unless there is a legitimate business purpose, such as to protect company property or information or to ensure the safety and protection of other employees. Any such searches will fully comply with all applicable laws.

Chiquita respects employee privacy off the job and will not interfere with private conduct, unless it impairs an employee’s performance on the job or affects the reputation or business interests of the company.

Public Information

We will report publicly on our progress toward fulfilling the Social Responsibilities in this Code of Conduct.

ETHICAL & LEGAL RESPONSIBILITIES

Protecting Chiquita’s good name is a matter of doing the right thing each and every day, of always obeying the law and behaving ethically. This section of our “Code of Conduct… Living by Our Core Values” presents a summary of ethical and legal standards that have come to be expected of responsible global businesses. We rely on you to fully adhere to these requirements, and to ensure that the company does so throughout its operations.

Management and supervisory level employees will be required each year to sign an Employee Code of Conduct Compliance Statement that affirms their understanding of these standards and their agreement to abide by them.

As shown on page 19, more detailed company policies apply to a number of areas referred to in this section. All company policies related to the Code are available through your local Human Resources representative or the electronic bulletin board on the company’s internal website.

Compliance With Laws and Company Policies

Employees have a responsibility to familiarize themselves and fully comply with all laws and company policies applicable to their jobs, including this Code of Conduct. Employees also have a responsibility to report any information they may have about conduct that does not meet the company’s ethical, legal or policy standards.

The company will make available appropriate training and consultation to help employees comply with laws and policies that govern their work on behalf of the company. Employees with any questions or concerns should contact the appropriate resources listed on pages 20 and 21 of this booklet.

Use of Company Assets

We are accountable for the careful use of all resources entrusted to us. We must protect and properly maintain company assets and ensure that they are used for the company’s benefit.

Confidential Information

Honest, straightforward communication and open dialogue are important elements of our Core Values and our ability to establish trust in relationships. However, Chiquita operates in highly competitive markets and the company has a legitimate need to protect confidential information, such as marketing strategies, financial reports, customer information, potential business transactions, and personal information about employees. Unauthorized disclosure of such information could hurt the company and our own economic future.

We will not disclose confidential information to anyone outside of the company, except as required by law or as authorized in advance by the Law Department.

We should keep confidential information secure, limit its access to those who have a need to know in order to do their jobs, and avoid discussion of confidential information in public areas.

We are legally obligated to continue safeguarding Chiquita’s confidential information even after our employment ends.

Harassment

We treat people fairly and respectfully. We value and benefit from individual and cultural differences. We foster individual expression, open dialogue and a sense of belonging.

We will uphold these values by maintaining a workplace in which each of us can be productive, work safely, develop our abilities, and demonstrate our potential, free from intimidation and harassment.

We will take responsibility for our own behavior and will not tolerate any actions in which individuals are harassed, intimidated or threatened in any way on the basis of age, race, national origin, religion, disability, gender, sexual orientation, union membership, political affiliation, or veteran status.

Workplace Violence

We will not engage in any act of physical violence or threat of physical violence that involves or affects any Chiquita property or any person with whom we come into contact through our employment. We will not possess or use any deadly weapon in the workplace without the authorization of appropriate company security personnel. We will not use any tool or other material as a weapon.

Alcohol and Drug Use

We will not permit the use or possession of alcohol or illegal substances in the workplace, nor will we accept job performance that, as a result of an employee’s use or abuse of alcohol or drugs, either is impaired or adversely affects the safety of the workplace.

Chiquita considers chemical dependency of any kind to be a treatable disease, and we encourage employees to seek treatment.

Accurate Information and Records

Complete and accurate records help us make effective strategic decisions, identify opportunities for cost reduction, and demonstrate our integrity to shareholders, regulators and others.

We will communicate honestly and correct our mistakes when they occur.

We will keep books and records that accurately and fairly reflect the company’s transactions and that conform to generally accepted accounting principles. We will maintain appropriate systems of internal control.

We will not establish or maintain unrecorded funds. We will not falsify our books and records.

Employees uncertain about the validity of an entry or process are expected to consult with their local Controller or with a member of the Corporate Controllers, Internal Audit, or Law Departments.

Business records may become subject to public disclosure for a variety of reasons. Employees should prepare any documents on the basis of facts, expressed in as clear, concise, truthful and accurate a manner as possible, avoiding any exaggeration, colorful language, guesswork, legal conclusions, or derogatory characterizations of people and their motives.

Fair Competition

We are committed to vigorous and lawful competition that is based strictly on the merits of our products and services.

We seek to maintain the trust of our customers and suppliers and the respect of our competitors by conducting business in a fair and ethical manner.

We will not engage in misrepresentation, false advertising or other deceptive practices in the sale of our products or services.

We will gather competitive information legally and in accordance with accepted, ethical business practices.

Antitrust Compliance

We believe in free and open competition and comply with the antitrust laws of all countries where we do business. We compete vigorously, aggressively and fairly, using our best independent judgment.

We will never directly or indirectly agree or reach an understanding with competitors to fix prices, allocate markets, divide up customers or otherwise unlawfully restrict competition. We will avoid even the appearance that such agreements or understandings may exist by not discussing these subjects with our competitors.

We will not set or agree on the prices at which our customers resell the products they purchase from us.

Employees must seek advice from the Corporate Law Department before having any discussions or entering into any understandings or agreements with competitors, suppliers, distributors, contractors, or customers that might violate the antitrust laws of any country where Chiquita does business.

Government Requests

Chiquita cooperates with every reasonable request from government agencies and authorities, while adhering to our ethical standards.

We will involve the Corporate Law Department in responding to any request for information other than that provided on a routine basis.

Employees must always provide truthful and accurate information and never alter or destroy any documents or records in response to an investigation.

Improper Payments

We do not pay bribes. This includes not giving anything of value directly or indirectly to any government official for purposes of influencing any official act or decision, inducing any official to violate his or her official duty, or securing any improper advantage for Chiquita or anyone else.

We will not make any payments that might improperly influence business partners or other individuals with whom we do business.

In addition, we will not solicit or accept any gratuities or favors, such as cash, loans, services, or other improper benefits.

In some countries, it is customary that small “facilitating payments” be made to expedite routine government actions, such as to obtain utility services or visas or to clear customs. We will consult the Corporate Law Department before making or authorizing any such payments.

Insider Trading

Chiquita’s stock and other securities are publicly traded and their market prices are based upon publicly available information. Individual employees and the company could suffer serious civil and criminal penalties if any securities were traded on the basis of material inside information about the company and its business activities.

“Material inside information” is any information that has not been publicly disclosed and that a reasonable person would consider important in making an investment decision.

We will not use any material inside information to purchase or sell any securities of Chiquita or other companies, or to make any other type of investment. We will not disclose material inside information to any parties who do not have a legitimate business-related need to know.

In order to avoid even the appearance that any Chiquita employee is trading on inside information, employees may not at any time buy or sell options on, engage in “short sales” of, or engage in frequent trading of Chiquita securities.

Conflicts of Interest

We must remain free from relationships that might compromise, or be perceived to compromise, our responsibility to act in the best interests of Chiquita.

We should not have any outside business interests that divert a significant amount of time or attention from our duties and responsibilities to Chiquita. In particular, salaried employees must not work at other jobs without prior approval from their managers.

We should bring to Chiquita’s attention, and not take personal advantage of, any business opportunity in which Chiquita may have an interest.

Neither we nor our family members should work for or own a substantial interest in any organization that does business with or competes with the company, such as a supplier or customer, unless the matters are fully disclosed to and approved by our managers.

The occasional exchange of business gifts, meals, and entertainment is a common practice meant to create goodwill and establish trust in business relationships, but determining what is acceptable requires common sense and good judgment. We must not give or accept anything that may present the appearance of a conflict of interest, including any gifts of more than token value or any excessive entertainment.

Corporate Political Activity

We encourage our employees, as individuals, to participate in the political process, to be informed on public issues, and to support candidates, parties, and political activities of their choice.

Chiquita may express its views on public issues affecting the company. Such statements must be approved in advance by the Corporate Affairs Department and may only be made by designated representatives of the company.

As a responsible corporate citizen, Chiquita may also make political contributions. However, these contributions are strictly limited. All contributions made on behalf of the company or any of its business units must:

•	fully comply with all applicable laws, and

•	be approved in advance by both the General Counsel of the company and the corporate operating executive responsible for the business unit.

External Communication

Our Core Values call upon us to communicate in an open, honest and straightforward manner, both within our company and with others outside the company. In order to ensure that all external communications are factual and accurate, employees receiving inquiries regarding Chiquita’s activities, results, plans, or public policy positions should refer the requests to the Corporate Affairs Department or the designated spokesperson in their division.

COMPLIANCE

The standards below address the internal control and management systems that ensure our compliance with the Ethical and Legal Responsibilities of our Code of Conduct.

Management Review

Our top management periodically reviews the adequacy, suitability, and continuing effectiveness of our policies, procedures and performance in connection with this Code of Conduct and other requirements to which we subscribe. We amend our systems and make other appropriate improvements as necessary.

Communication and Implementation

Each manager and supervisor has a responsibility to ensure that this Code is effectively communicated to all of his or her employees. Appropriate methods should be used to ensure that the requirements of this Code are understood well and implemented effectively, including but not limited to:

•	clear definitions of roles, responsibilities, and levels of authority;

•	translation of this Code into local languages wherever appropriate;

•	training of new and temporary employees upon hiring;

•	periodic training for existing employees;

•	frequent discussion as part of everyday business activities; and

•	regular evaluation of performance against objectives.

Addressing Concerns

We welcome the participation of employees and other legitimate stakeholders in ensuring our full compliance with this Code of Conduct, and we investigate, address and respond to any thoughtful concerns that may be expressed.

No employee will be punished in any way for any good faith effort to report a potential problem with the company’s compliance with this Code of Conduct.

Employees with questions about the appropriateness of particular actions or conduct should seek advice from the resources listed on pages 20 and 21 of this document.

Taking Corrective Action

We will take corrective action and allocate adequate resources to appropriately address any identified noncompliance with this Code of Conduct.

Employees who fail to adhere to this Code of Conduct will be subject to appropriate disciplinary action, which may include dismissal from employment.

Certification

As part of our compliance procedures, the company requires each of our management and supervisory level employees to sign an annual “Employee Code of Conduct Compliance Statement,” which affirms that the employee understands and agrees to abide by his or her obligations under this Code.

Records

We will maintain appropriate records to demonstrate our compliance with the requirements of this Code of Conduct.

RELATED COMPANY POLICIES

The company has established policies that provide valuable, necessary, and more detailed guidance to employees dealing with employment, financial, strategic, public policy, and legal matters. The policies referenced below relate, at least in part, to sections of this Code of Conduct and must be observed by employees in their work on behalf of the company.

Employees may access the full text of these and other policies through their local Human Resources representatives or the electronic bulletin board on the company’s internal website.

Different business units may have additional policies that are both consistent with our Core Values and this Code of Conduct but that also address local legal requirements or operating concerns.

Social Responsibilities	Related Policy
Food Safety and Quality	Food Safety
Environmental Protection	Pesticide
Employee Privacy	Employee Privacy

Ethical & Legal Responsibilities	Related Policy
Use of Company Assets	Internal Control Emergency Planning
Harassment	Prevention of Sexual Harassment
Workplace Violence	Workplace Violence Prevention
Alcohol and Drug Use	Alcohol and Drugs
Accurate Information and Records	Improper Payments/Accurate Accounting Records
Fair Competition	Antitrust Compliance
Antitrust Compliance	Antitrust Compliance
Improper Payments	Improper Payments/Accurate Accounting Records
Insider Trading	Insider Trading
Conflicts of Interest	Conflicts of Interest
Corporate Political Activity	Improper Payments/Accurate Accounting Records

HELPFUL RESOURCES

We recognize that you may need help to understand company policies and your responsibilities, to make difficult decisions, or to assist the company live up to this Code of Conduct.

You should first contact your immediate supervisor or the manager of your local business unit if you have a question or concern about:

•	your obligations under this Code of Conduct and related company policies;

•	what behavior would be ethical in a given situation; or

•	what to do about apparent mistakes or problems.

Supervisors and managers have a responsibility to help you resolve any of your questions or concerns. If your supervisor is personally involved in the issue or if your concern is not resolved in a timely manner, talk to the next level of management. You may also talk with your local Human Resources or Legal Department, which can help you think through the issue and work it out.

In the event you are not satisfied with the way your question is being addressed or you would prefer that your question be addressed confidentially, call the company HELPLINE. The person who answers the HELPLINE will put you in contact with the most appropriate individual within the company to help resolve your question or concern. The HELPLINE can be reached by dialing 1-877-274-5718; outside the U.S., please use the local phone service to contact the AT&T Direct operator and then dial the toll-free number above. If you do not have access to a telephone, you may send your question or concern to the Corporate Responsibility Officer at the address on the inside back cover.

You will not be punished in any way for using the HELPLINE or for any good faith effort to report a potential problem with the company’s adherence to this Code of Conduct.

If you know of any behavior or transaction that you believe may be illegal or unethical, whether or not it is addressed in this Code of Conduct, you have a duty to report it immediately to your management and to a member of the Corporate Law Department in Cincinnati. If for any reason you do not wish to discuss the matter with your management, you should talk with a member of the Corporate Law Department.

The departments listed below are the suggested contacts for questions or concerns related to the following issues.

Human Resources (tel u.s.: +513-784-8500)

•	concerns related to employee rights under either the Chiquita Social Accountability Standard or the Additional Social Responsibilities in the Code

•	harassment

•	alcohol or drug use

Corporate Law Department (tel u.s.: +513-784-8600)

•	environmental or regulatory affairs

•	insider trading

•	payments that may be illegal

•	information, knowledge or suspicion of inaccurate or false records

•	contacts with competitors, customers or suppliers which may violate antitrust laws or policies

•	receipt of any notice or subpoena about an investigation or legal proceeding

•	any transaction or relationship that may be a conflict of interest

•	political contributions

Tax Department (tel u.s.: +513-784-8900)

•	inquiries from any governmental tax authorities

Corporate Affairs Department (tel u.s.: +513-784-8400)

•	inquiries from the media or other third parties

•	statements on public policy issues affecting the company

•	public statements about the company or its business

Corporate Responsibility Officer (tel u.s.: +513-784-8200)

•	any issues not listed

•	any other questions or concerns

•	community and philanthropic programs

You may also find information about topics related to the company’s Code of Conduct by contacting the following independent organizations.

Topic	Organization	Ccontact Information
SA8000	Council on Economic Priorities Accreditation Agency (CEPAA) 30 Irving Place New York, NY 10003	www.cepaa.org Tel U.S.: +212 358 7697

International Labor Organization Standards	ILO 4 route des Morillons CH-1211 Geneva 22 Switzerland	www.ilo.org Tel Switzerland: +41 22 799 6111

	Organizacion Internacional Del Trabajo Ofiplaza del Este - Edificio B 3er Piso (Rotonda de la Bandera) Sabanilla, Apartado Postal 10170 1000 San José, Costa Rica	www.oit.or.cr Tel Costa Rica: +506 253 7667

Better Banana Program	Rainforest Alliance Conservation Agriculture Network 65 Bleecker Street New York, NY 10012	www.rainforest-alliance.org Tel U.S.: +212 677 1900

General Corporate Responsibility Issues	Business for Social Responsibility 609 Mission Street, 2nd Floor San Francisco, CA 94105	www.bsr.org Tel U.S.: +415 537 0888

Please share with us any comments, suggestions, criticisms or questions you may have after reviewing this booklet. Thank you.

Reply to the Corporate Responsibility Officer, Chiquita Brands International, 250 East Fifth Street, Cincinnati, Ohio 45202, or send your email reply to: CR@chiquita.com

First Printing: May 2000

This “Code of Conduct…Living by our Core Values” is also posted on www.chiquita.com.

Additional printed copies of this Code may be requested by email at CR@chiquita.com or by or by mail from the:

Corporate Responsibility Officer

Chiquita Brands International

250 East Fifth Street

Cincinnati, Ohio 45202

CHIQUITA BRANDS INTERNATIONAL, INC.

Supplement to Code of Conduct

Adopted April 3, 2003

As a public company, it is of critical importance that our filings with the Securities and Exchange Commission (SEC) be accurate and timely and that our public reports are complete, fair and understandable. Depending on his or her position, an employee, officer or director may be called upon to provide necessary information in connection with our public filings with the SEC. All of our officers, directors and employees will take this responsibility very seriously and provide prompt and accurate answers to inquiries related to our public disclosure requirements. See also “Accurate Information and Records.”

Any amendment to this Code of Conduct will be approved by the Board of Directors.

A request by a director or executive officer of Chiquita Brands International, Inc. for a waiver of the provisions of the Ethical and Legal Responsibilities section of this Code of Conduct requires approval of the Audit Committee and the Board of Directors. Any such waiver may be required to be publicly reported.